919 Third Avenue New York, NY 10022 212 935 3000 mintz.com

June 3, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Jessica Dickerson and Laura Crotty, Office of Life Sciences

Re:	Elicio Therapeutics, Inc. Registration Statement on Form S-3 Filed March 29, 2024 File No. 333-278373

Ladies and Gentlemen:

We are submitting this letter on behalf of Elicio Therapeutics, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 10, 2024 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Robert Connelly, President and Chief Executive Officer of the Company, relating to the above-referenced registration statement.  In conjunction with this letter, the Company is filing its Pre-Effective Amendment No. 1 to its registration statement on Form S-3.

For reference, we have set forth below in italics the Staff’s comment from the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter.  The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Registration Statement on Form S-3

General

Comment 1:   We note that on June 1, 2023, Angion Biomedica Corp.  completed its merger with Elicio Therapeutics, Inc.  Based on your public filings, we also note that the business of the combined company is the business of Elicio.  We further note that Angion suspended its clinical development activities in July 2022 (prior to the merger), Angion was entitled to dispose of all of its assets in existence on the date of the merger agreement to one or more third parties prior to or substantially concurrently with the closing of the merger, and the assets Elicio acquired from Angion consisted largely of cash and cash equivalents, with any remaining in-process research and development assets being “de minimis.” Given these circumstances, please tell us your basis for registering this transaction on Form S-3.  Refer to the definition of shell company in Securities Act Rule 405.  Refer also to footnote 943 in the “Shell Company Business Combinations and the Securities Act of 1933” section of Securities Act Release No.  33-11265 (Jan. 24, 2024), as well as Question 115.18 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website.  Alternatively, please amend your registration statement to register the proposed transaction on Form S-1.

BOSTON LOS ANGELES MIAMI NEW YORK SAN DIEGO SAN FRANCISCO TORONTO WASHINGTON MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ June 3, 2024 Page 2

Response 1:

The Company acknowledges your comment and has filed its Pre-Effective Amendment No. 1 to its registration statement on Form S-3 on June 3, 2024, which is 12 calendar months following the business combination between Angion Biomedica Corp. and the Company (the “Business Combination”). During such 12-calendar month-period following the Business Combination, the Company complied with its reporting obligations pursuant to the Securities and Exchange Act of 1934, as amended, in order to satisfy General Instruction I.A.3 of Form S-3.

We hope that the above response will be acceptable to the Staff.  Please do not hesitate to call me at (212) 692-6856 with any comments or questions regarding the proposed disclosure.  We thank you for your time and attention.

Sincerely,
/s/ Dan Bagliebter
Dan Bagliebter

cc:	Elicio Therapeutics, Inc.
Robert Connelly Megan Filoon

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William C. Hicks